ELECTRONIC DATA SYSTEMS CORPORATION


EDS 401(K) PLAN

(FORMERLY KNOWN AS THE EDS DEFERRED COMPENSATION PLAN)


FORM 11-K


ANNUAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2002


FILED PURSUANT TO

SECTION 15(d)

OF THE
SECURITIES EXCHANGE ACT OF 1934

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-1004

FORM 11-K

X     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

___     TRANSITION REPORT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-11779

EDS 401(K) PLAN
(formerly known as the EDS DEFERRED COMPENSATION PLAN)
(Full title of the plan)

Electronic Data Systems Corporation
5400 Legacy Drive
Plano, Texas  75024-3105
(Name of issuer of the securities held pursuant to
the plan and the address of its principal
executive offices)

Registrant's telephone number, including area code:   (972) 604-6000

Notices and communications from the Securities and the Exchange Commission
relative to this report should be forwarded to:

Michael Milton, Controller
Electronic Data Systems Corporation
5400 Legacy Drive
Plano, Texas  75024-3105

EDS 401(K) PLAN

FINANCIAL STATEMENTS AND EXHIBIT

Table of Contents

Page

(a) FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Independent Auditors' Report    4

Basic Financial Statements:

Statements of Net Assets Available for Benefits - December 31, 2002 and 2001    5

Statements of Changes in Net Assets Available for Benefits - Years ended
December 31, 2002 and 2001    6

Notes to Financial Statements    7

Supplemental Schedule:

1. Schedule H, Line 4j – Schedule of Reportable Transactions - Year ended
December 31, 2002    15

Other Schedules:

All other schedules required by the *Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974* have been omitted, as they are not applicable.

(b) EXHIBIT

Exhibit 23 - Consent of Independent Auditors    16

SIGNATURE


The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the EDS 401(K) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


EDS 401(K) PLAN
(Name of plan)


Electronic Data Systems Corporation
Plan Administrator


Date:  June 30, 2003          By:     /S/ MICHAEL MILTON
                                       Michael Milton, Controller

**Independent Auditors' Report**

The Trustee
EDS 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the EDS 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EDS 401(k) Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of reportable transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dallas, Texas
June 20, 2003

**EDS 401(k) PLAN**

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

|  | 2002 | 2001 |
|---|---|---|
| Assets: |  |  |
| Investments (notes 5 and 8): |  |  |
| Plan interest in EDS Defined Contribution Plans Master Trust (note 4) | $ 1,963,279,551 | — |
| Income Fund, primarily at contract value | — | 240,988,642 |
| Investments in stocks and mutual funds, at quoted market prices | — | 2,267,930,598 |
| Loan Fund, at unpaid principal balance, which approximates fair value | — | 51,977,454 |
| Total assets | 1,963,279,551 | 2,560,896,694 |
| Contributions receivable | 3,758,109 | 3,892,506 |
| Net assets available for benefits | $ 1,967,037,660 | 2,564,789,200 |

See accompanying notes to financial statements.

**EDS 401(k) PLAN**

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

|  | 2002 | 2001 |
|---|---|---|
| Additions to net assets attributed to: | | |
| Investment income (loss): | | |
| Plan interest in EDS Defined Contribution Plans Master Trust investment income (loss) (note 4) | $ (504,376,232) | — |
| Net depreciation in fair value of investments (note 5) | (167,439,404) | (135,503,365) |
| Interest | 6,431,389 | 22,732,937 |
| Dividends | 5,205,186 | 48,554,966 |
| Total investment loss | (660,179,061) | (64,215,462) |
| Employee contributions | 236,145,338 | 238,024,753 |
| Employer contributions | 44,753,078 | 44,504,219 |
| Net assets transferred from other plans | 8,968,643 | 54,846,085 |
| Total additions | (370,312,002) | 273,159,595 |
| Deductions from net assets attributed to: | | |
| Benefits paid and withdrawals | (224,799,195) | (123,703,312) |
| Administrative expenses | (2,640,343) | — |
| Net assets transferred to other plans | — | (17,915) |
| Net (decrease) increase | (597,751,540) | 149,438,368 |
| Net assets available for benefits, beginning of year | 2,564,789,200 | 2,415,350,832 |
| Net assets available for benefits, end of year | $ 1,967,037,660 | 2,564,789,200 |

See accompanying notes to financial statements.

**(1)** **Description of Plan**

The EDS 401(k) Plan (the Plan) became effective July 1, 1983, with employees admitted to the Plan October 1, 1983. As used herein, the terms "EDS," "the Company," and "Employer" refer to Electronic Data Systems Corporation and its adopting subsidiaries, which participate in the Plan. The following description of the Plan reflects all Plan amendments as of December 31, 2002 and is provided for general purposes only. Participants should refer to the Plan document, as amended, for more complete information.

**(a)** ***General***

The Plan is a defined contribution plan covering eligible employees of the Company. An employee becomes eligible to participate in the Plan upon the commencement of service with the Employer.

For financial statement purposes, the fair values of assets transferred from or to other plans are reflected as of the dates of transfer.

During the 2001 plan year, and from the period of January 1, 2002 through May 14, 2002, the Vanguard Fiduciary Trust Company (Vanguard) was the asset custodian, recordkeeper and trustee for the Plan. Beginning on May 15, 2002, Hewitt Associates became the recordkeeper and State Street Bank and Trust Company became the asset custodian and trustee. In conjunction with the Plan's move to the new recordkeeper and trustee, the Plan added an Employee Stock Ownership Plan feature and became a part of the EDS Defined Contribution Plans Master Trust (the Master Trust).

From the period of January 1, 2001 through May 14, 2002, the Vanguard Group of Investment Companies managed 12 of the 14 investment funds of the Plan and the Plan's Investment Committee was responsible for managing the Income Fund and the EDS Stock Fund. Beginning on May 15, 2002, the investment funds were expanded to 17 customized investment funds. The underlying assets of 14 of these funds are managed by the Vanguard Group of Investment Companies, the underlying assets of the EDS Small-Cap Value Fund and the EDS International Value Fund are managed by Grantham Mayo Otterloo (GMO), and the EDS Stock Fund is managed by CitiStreet. In addition to the 17 customized funds, the Plan also provides a self-directed brokerage account managed by Hewitt Financial Services. The Plan's Investment Committee is responsible for selecting the investment funds available for employee-directed investments**.**

The Plan is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), as amended and the Internal Revenue Code (IRC), as amended. The Plan is subject to the provisions of Section 404(c) of ERISA. The Plan was created to provide additional incentive and retirement security for eligible employees.

From the period from January 1, 2001 through May 14, 2002, the Plan allowed for 14 active investment funds, 13 of which allow for participant direction of investment:

- Income Fund, which is a fixed income fund;

- EDS Stock Fund, which consists of EDS common stock;

- Vanguard Money Market Reserves-Prime Portfolio (Vanguard Money Market Reserves), a short-term investment fixed income fund;

- Vanguard Federal Money Market Fund, a short-term investment fixed income fund;

- Vanguard Wellington Fund, a stock and bond mutual fund;

- Vanguard Growth and Income Portfolio (Vanguard Growth and Income), a growth and income stock mutual fund;

- Vanguard U.S. Growth Portfolio, a growth stock mutual fund;

- Vanguard International Growth Portfolio (Vanguard International Growth), a growth stock mutual fund investing in foreign companies;

- Vanguard Explorer Fund, an aggressive growth stock fund;

- Vanguard Bond Index Fund, an intermediate-term bond fund;

- Vanguard 500 Index Fund, an index fund based on the Standard & Poor's 500 Composite Stock Price Index;

- Vanguard LifeStrategy Conservative Growth Fund, a conservative mix of stocks, bonds, and cash reserves;

- Vanguard LifeStrategy Moderate Growth Fund, a moderate mix of stocks and bonds; and

- Vanguard LifeStrategy Growth Fund, a more aggressive mix of stocks and bonds.

Beginning May 15, 2002, through its investment in the Master Trust, the Plan allows for 17 customized investment funds, 16 of which allow for participant direction of investment:

- The EDS Income Fund, which is a fixed income fund;

- EDS Stock Fund, which consists of EDS common stock;

- The EDS Bond Market Index Fund, the underlying asset of which is the Vanguard Institutional Total Bond Market Index Fund, a bond mutual fund;

- The EDS Large-Cap Stock Index Fund, the underlying asset of which is the Vanguard Employee Benefit Index Fund, an index fund based on the Standard & Poor's 500 Composite Stock Price Index;

- The EDS Small-Cap Stock Index Fund, the underlying asset of which is the Vanguard Extended Market Index Fund, an index fund based on Wilshire 4500 Index;

- The EDS International Stock Index Fund, the underlying asset of which is the Vanguard Total International Stock Fund, a composite fund comprised of stock mutual funds investing in foreign companies;

8

- The EDS Inflation Protection Bond Fund, the underlying asset of which is the Vanguard Inflation-Protected Securities Fund, a fund of bonds and inflation-indexed securities;

- The EDS Long-Term Bond Fund, the underlying asset of which is the Vanguard Long-Term Corporate Fund, a long-term bond fund;

- The EDS Large-Cap Value Fund, the underlying asset of which is the Vanguard Windsor II Fund, a value stock mutual fund;

- The EDS Large-Cap Growth Fund, the underlying asset of which is the Vanguard U. S. Growth Fund, a growth stock mutual fund;

- The EDS Small-Cap Value Fund, the underlying asset of which is the GMO Small-Cap Value Fund, a value stock mutual fund;

- The EDS Small-Cap Growth Fund, the underlying asset of which is the Vanguard Explorer Fund, an aggressive growth stock fund;

- The EDS International Value Fund, the underlying asset of which is the GMO International Intrinsic Value Fund, a value stock mutual fund investing in foreign companies;

- The EDS International Growth Fund, the underlying asset of which is the Vanguard International Growth Fund, a growth stock mutual fund investing in foreign companies;

- The EDS Conservative Portfolio, a conservative mix of the EDS Large-Cap Stock Index Fund, the EDS Small-Cap Stock Index Fund, the EDS International Stock Index Fund, the EDS Bond Market Index Fund and the EDS Income Fund;

- The EDS Moderate Portfolio, a moderate mix of the EDS Large-Cap Stock Index Fund, the EDS Small-Cap Stock Index Fund, the EDS International Stock Index Fund and the EDS Bond Market Index Fund; and

- The EDS Aggressive Portfolio, a more aggressive mix of the EDS Large-Cap Stock Index Fund, the EDS Small-Cap Stock Index Fund, the EDS International Stock Index Fund and the EDS Bond Market Index Fund.

For the period of January 1, 2001 through May 14, 2002, all of the administrative expenses of the Plan were paid by the Company with the exception of loan application fees. All investment expenses were paid from the investment funds. Beginning May 15, 2002, fees for recordkeeping and trustee services are paid out of fund assets.

In order to preserve any protected benefits, rights, or features under any plans which are merged into the EDS 401(k) Plan, the Plan was amended, effective December 30, 1988, to specifically prohibit the reduction or elimination of any benefit, right or feature protected under IRC Section 411(d)(6).

**(b)** **Contributions**

Each year, contributions to the Plan are made on a pre-tax basis. Participants could elect to defer between 1% and 20% and between 1% and 40% of their total compensation from January 1, 2002 through May 14, 2002 and May 15, 2002 through December 31, 2002, respectively.  Participants could elect to defer between 1% and 20% in 2001.  Contributions to the Plan are subject to: (1) a maximum annual contribution of $11,000 and $10,500 in 2002 and 2001, respectively; (2) a maximum annual eligible compensation of $200,000 and $170,000 in 2002 and 2001, respectively; and (3) IRS limitations imposed to ensure that highly compensated employees do not defer a disproportionate higher percentage of compensation than the non-highly compensated portion of the population. The total annual additions to a participant's individual account may not exceed the lesser of $40,000 or 100% of the participant's total compensation as defined in the Plan during 2002 and $30,000 or 25% of the participant's total compensation as defined in the Plan during 2001. Annual additions for purposes of this test are defined as contributions less any rollover contributions made during the year. If the participant is enrolled in other Company employee benefit plans sponsored by the Company, the annual additions are subject to other limitation tests.

A participant may elect to change his/her designated percentage of compensation deferred.

The Company matches 25% of employee contributions up to 6% of an employee's salary. The matching contributions are made in EDS stock which is restricted from trade for two years, based on the trade date (see note 8).

Participants in the Plan and the Electronic Data Systems Corporation Retirement Plan are eligible to make a PPA Choice Allocation election. The PPA Choice Allocation allows a participant to direct up to 33% of their monthly retirement plan credits into the EDS 401(k) Plan. These contributions made by EDS on behalf of the employees are included within employer's contributions, in the accompanying Statement of Changes in Net Assets Available for Benefits, and are invested in accordance with the investment elections made by the individual employees.

*(c)* *Withdrawals*

Withdrawals may be made from the Plan in certain circumstances. Hardship withdrawals may be made once a participant has exhausted all other available financial resources, including Plan loans, and upon the approval of the plan administrator. A participant may then withdraw an amount equal to but not in excess of the expense of the hardship in accordance with requirements of the IRC. In order to obtain such approval from the plan administrator, a participant must demonstrate immediate and heavy financial need and meet other plan requirements for withdrawal. In addition, participants age 59½ or above may obtain an in-service withdrawal without being subject to an additional 10% tax penalty. The amount of a participant's withdrawals may not be repaid to the Plan.

*(d)* *Participant's Individual Account*

The participant's individual account is credited with the salary deferral, rollover and matching contributions and the amounts of participant earnings or losses based upon the participants' mix of investments. The benefit to which a participant is entitled is limited to the amount of the participant's individual account.

The participant determines the percentage of the investment contributed to one or more of the investment funds, as well as the investment funds in which such contributions are invested. The percentages may be in any whole percentage increment.

*(e)* *Vesting*

Participants are always 100% vested in their salary deferral and rollover contributions and in the earnings received thereon. Matching contributions vest 40% at two years of credited

10

service and in 20% increments for each year of service thereafter. Forfeitures resulting from nonvested employee terminations are used to reduce Company contributions. For the years ended December 31, 2002 and 2001, total forfeitures used to offset Company contributions were $1,116,487 and $1,151,229, respectively.

**(f)    *Payments of Benefits***

On separation of service, age 59½, death, or retirement, a participant may elect to receive a distribution for all or part of the value of his/her account.  Eligible participants may elect distribution in the form of a 50% or 100% joint and survivor nontransferable annuity contract purchased on his/her behalf from an insurance company or a single life annuity contract purchased on his/her behalf from an insurance company.  Other eligible participant distribution options include a lump-sum cash distribution, EDS whole stock certificates (for any amount so invested) or periodic payments in monthly, quarterly, or semi-annual installments.  Distributions, except annuity payments, may be rolled into another qualified plan or to an individual retirement account.

**(g)    *Loans***

Upon written application of a participant, the plan administrator may direct the trustee to make a loan to the participant. The amount of any such loan is limited to fifty percent (50%) of the amount of accumulated contributions to which the participant would be entitled if employment was terminated as of the date the loan is made. No loan may be granted for less than $500. The maximum amount of loans available to a participant is $50,000 reduced by the highest outstanding loan balances from the Plan during the preceding year minus the outstanding loan balances on the date a loan is made. Plan loans and interest must be repaid within five years or upon termination of employment, whichever is earlier. If the outstanding loan is not repaid in full prior to the end of the quarter during which the participant separates, the amount outstanding will be reported to the Internal Revenue Service as income for that calendar year. The Plan allows no more than four outstanding loans at any one time. No more than two Plan loans may be granted in any plan year. The interest rate on loans is based on the published prime rate on the 15[th] day of the month prior to each participant's application. Interest rates on loans outstanding at December 31, 2002 and 2001 ranged from 4.75% to 12.00% and 6.00% to 12.00%, respectively.

**(h)    *Net Assets Transferred From (to) Other Plans***

The fair value of assets transferred from or to other plans is reflected as of the dates of transfer. These transfers relate to the transition of employees to or from EDS during the year.

**(2)    Summary of Significant Accounting Policies**

**(a)    *Basis of Accounting***

The accompanying financial statements are prepared on the accrual basis of accounting.

**(b)    *Investments***

The Plan holds an undivided investment in the Master Trust (see note 4). Investments in the Master Trust are stated at fair value based on quoted market prices except for its investment contracts with insurance companies, which are stated at contract value, which approximates fair value. The average cost method is used to calculate gains and losses on the sale of investments. Purchases and sales of investments are recorded on a trade-date basis.

Participant loans are presented in the accompanying financial statements at unpaid principal balance, which approximates fair value.

*(c)*   ***Investment Income***

Income from investments is recorded as it is earned. Dividends are recorded on the ex-dividend date.

*(d)*   ***Benefits***

Benefits are recorded when paid.

*(e)*   ***Use of Estimates***

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

**(3)   Plan Termination**

While it has not expressed any intention to do so, the Company has the right to terminate the Plan at any time by majority vote of the Company's board of directors subject to the provisions of ERISA.

**(4)   Interest in EDS Defined Contribution Plans Master Trust**

All of the Plan's investments are in the Master Trust, which was established on May 15, 2002 for the investment of assets of the Plan.  The assets of the Master Trust are held by State Street Bank and Trust Company (Trustee).  At December 31, 2002, the Plan's interest in the net assets of the Master Trust was approximately 99.8%.  The Plan did not participate in the Master Trust in 2001. Investment income related to the Master Trust is allocated to the individual plans based upon earnings and dividends received from assets held in the respective funds underlying the Master Trust. Investment management fees vary by fund, whereas administrative costs are applied proportionately to all funds.  The expense ratios for the EDS Conservative Portfolio, EDS Moderate Portfolio, and EDS Aggressive Portfolio are weighted averages of the fees for the component funds.

The following table presents the fair values of investments by significant investment type for the Master Trust.

|  | 2002 |
|---|---|
| **Investments at fair value:** | |
| Income Fund, primarily at contract value, which approximates fair value | $ 398,918,656 |
| Cash equivalents | 4,910,684 |
| Investments in stocks, at quoted market prices | 217,626,693 |
| Investments in mutual funds, at quoted market prices | 1,281,300,219 |
| Loan Fund, at unpaid principal balance, which approximates fair value | 50,929,903 |
| Total assets | 1,953,686,155 |
| Investment in self-directed brokerage accounts: | |
| Cash equivalents | 3,257,270 |
| Mutual funds | 9,326,743 |
| Net assets available for benefits | $ 1,966,270,168 |

Investment income for the Master Trust is as follows:

|  | 2002 |
|---|---|
| **Investment income (loss):** | |
| Net depreciation in fair value of investments: | |
| Common stock | $ (277,801,130) |
| Mutual funds | (253,943,628) |
| Interest | 14,839,928 |
| Dividends | 12,638,605 |
| Net realized loss from self-directed brokerage accounts | (590,816) |
| Total investment loss | $ (504,857,041) |

## (5) Investments

During 2002 and 2001, the Plan's investments had net realized and unrealized gains (losses) as follows:

|  | 2002 | 2001 |
|---|---|---|
| Common stock | $ (111,385,243) | 93,958,339 |
| Mutual funds | (56,054,161) | (229,461,704) |
| Net depreciation in fair value of investments | $ (167,439,404) | (135,503,365) |

## (6) Related-Party Transactions

As stated previously in note 1, the EDS Stock Fund consists of EDS common stock. Additionally, the Vanguard Investment Funds consist of investments in various Vanguard-managed mutual funds.

**(7) Income Tax Status**

The Plan obtained its latest determination letter on July 18, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter to allow for investments in the EDS Stock Fund, the employer match, changes to comply with legislative requirements and other amendments. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

**(8) Nonparticipant-directed Investments**

Information about the net assets and the significant components of the changes in net assets relating to the EDS Stock Fund, a nonparticipant-directed investment, are set out below. At such time that the EDS stock contributions made in-kind as the employer match are no longer subject to any restrictions, the participant then directs the investment of such investments.

| | Year ended December 31, | |
| | 2002 | 2001 |
|---|---|---|
| Net assets – beginning of year | $ 135,367,573 | 84,347,172 |
| Changes in net assets: | | |
|   Contributions | 40,650,551 | 37,531,345 |
|   Dividends | 1,383,820 | 1,036,865 |
|   Net (depreciation) appreciation | (110,027,365) | 20,070,605 |
|   Benefits paid to participants | (5,553,750) | (3,932,384) |
|   Expenses | (908) | — |
|   Transfers to participant-directed investments | (6,768,788) | (3,686,030) |
| Net assets – end of year | $ 55,051,133 | 135,367,573 |

**(9) Subsequent Event**

On January 1, 2003, the net assets of the ATKearney Inc. Profit Sharing & 401(k) Plan and the Unigraphics Inc. 401(k) Plan were merged into the Plan, resulting in an increase of 5,657 participants and $263,024,034 in assets to the Plan.

## EDS 401(K) PLAN
Schedule H, Line 4j – Schedule of Reportable Transactions
Year ended December 31, 2002

| Identity of Party | Description of asset | Number of transactions | Purchase price | Selling price | Cost of asset | Market value of asset on transaction date | Net gain |
|---|---|---|---|---|---|---|---|
| EDS | EDS Stock Fund | 1 | | $514,845,259 | 447,263,366 | 514,845,259 | 67,581,893 |

See accompanying independent auditors' report.

Exhibit 23

**Consent of Independent Auditors**

The Board of Directors
Electronic Data Systems Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 33-64681, 33-36443 and 333-101285) on Form S-8 of Electronic Data Systems Corporation of our report dated June 20, 2003 related to the statements of net assets available for plan benefits of the EDS 401(K) Plan as of December 31, 2002 and 2001, the related statements of changes in net assets available for plan benefits for the years then ended and the related supplemental schedules as of and for the year ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 11-K of the EDS 401(K) Plan.

KPMG LLP

Dallas, Texas
June 26, 2003

Exhibit 99(a)

**EDS 401(K) PLAN**

**CERTIFICATION PURSUANT TO**

**18 U.S.C. SECTION 1350,**

**AS ADOPTED PURSUANT TO**

**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of the EDS 401(k) Plan on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David R. Nixon, Chairman, Benefits Administration Committee, of Electronic Data Systems Corporation certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies, in all material respects, with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

   /S/ DAVID R. NIXON
David R. Nixon
Chairman, Benefits Administration Committee,
Electronic Data Systems Corporation
June 30, 2003

This statement is submitted pursuant to 18 U.S.C. ss. 1350 and shall not be deemed to be filed for the purposes of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

A signed original of this written statement required by Section 906 has been provided to the Electronic Data Systems Corporation (the "Company") and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.